Electric

07026450

September 3rd, 2007

RECEIVED

2007 SEP 17 P 1:55

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

RE: Schneider Electric S.A.
Submission Pursuant to Rule 12g3-2(b)
File No. 82-3706

Dear Sir or Madam:

On behalf of Schneider Electric S.A. (the "Company"), we hereby submit, pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), a brief description of the documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that stock exchange) or distributed to its securities holders:

Press release:

- Schneider Electric signed an agreement with Eaton Corp. for the divestment of MGE UPS System's operations in small systems (Annex 1),
- Schneider Electric's building automation business unit joins Clinton Climate initiative (Annex 2),

PROCESSED

SEP 2 1 2007

THOMSON FINANCIAL

Information published in the BALO:

- Consolidated turnover for the second quarter of 2007, BALO n° 96 published on 10 August 2007 (no English translation available),
- Half-yearly accounts, BALO n° 98 published on 15 August 2007 (no English translation available)

Miscellaneous

- Presentation for the Shareholders' conference in Strasbourg, June 2007 (no English translation available).

Pursuant to Rule 12g3-2(b)(4), these materials are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), submission of these materials does not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Dlw 9/18

Schneider Electric SA
Société anonyme à directoire et conseil de surveillance au capital de 1 961 285 360 €
Siège social : 43-45, boulevard Franklin Roosevelt
F-92500 Rueil Malmaison - France
Tél. 33 (0)1 41 29 70 00
Fax 33 (0)1 41 29 71 00
http://www.schneider-electric.com

542 048 574 RCS Nanterre

Siret : 542 048 574 01775
Code APE 741 J
N° ident TVA : FR 01 542 048 574

Please do not hesitate to contact the undersigned (collect) at 33.1.41.29.88.33 if you have any questions in respect of this matter. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Secretary of the Board
Mr Philippe BOUGON

7

Schneider Electric

2007 SEP 17 P 1:2

Press Release

Schneider Electric signed an agreement with Eaton Corp. for the divestment of MGE UPS Systems' operations in small systems

Rueil Malmaison, August 6, 2007 – After entering into exclusive negotiations on June 21, Schneider Electric announced today it has signed an agreement with Eaton Corp. ("Eaton") to divest MGE UPS Systems operations in small systems (the "Business"), as per its prior commitment to the European Commission following the acquisition of American Power Conversion.

The transaction values the Business which generated revenues of €156m in 2006 and an EBIT margin of 20.5% at approximately €425 million (on a debt free cash free basis).

Eaton intends to pursue the Business' current development strategy, which has been very successful in recent years, relying on the existing management team and the expertise and know-how of its employees.

The parties believe that they could be in a position to close the transaction by the end of October.

About Eaton Corp.

Eaton Corporation is a diversified industrial manufacturer with 2006 sales of $12.4 billion. Eaton is a global leader in electrical systems and components for power quality, distribution and control; fluid power systems and services for industrial, mobile and aircraft equipment; intelligent truck drivetrain systems for safety and fuel economy; and automotive engine air management systems, powertrain solutions and specialty controls for performance, fuel economy and safety. Eaton has 61,000 employees and sells products to customers in more than 125 countries. For more information, visit www.eaton.com

About MGE UPS Systems

MGE UPS Systems, a subsidiary of Schneider Electric, is a world leader for intelligent power protection solutions for business continuity. MGE's offer is designed to provide its customers with total protection throughout the lifetime of their mission-critical installations. It includes the MGE PowerServicesTM program, the largest factory-direct service organization in the world, a full range of equipment: uninterruptible power supplies, static transfer switches, harmonic filters, and advanced power management solutions. MGE's 3500 experts and their partners guarantee the excellence of MGE UPS SYSTEMS products and services in more than 100 countries.
MGE UPS SYSTEMS has received the Frost & Sullivan "UPS Company of the year" in 2005 & 2006.
www.mgeups.com

About Schneider Electric

Schneider Electric is the world's power and control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the residential, building, industry and energy and infrastructure markets. With 112,000 employees and operations in 190 countries, Schneider Electric generated sales of €13.7 billion in 2006 through 13,000 distributor outlets.
www.schneider-electric.com

Schneider Electric: Give the best of the New Electric World to everyone, everywhere, at any time

Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet
tel. +33 (0)1 41 29 70 71
fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media contact:
Schneider Electric
Véronique Moine
tel. +33 (0)1 41 29 70 76
fax +33 (0)1 41 29 71 95

Media contact:
DGM
Michel Calzaroni
Olivier Labesse
tel. +33 (0)1 40 70 11 89
fax +33 (0)1 40 70 90 46

Schneider Electric

Press release

Schneider Electric's Building Automation Business Unit joins Clinton Climate Initiative

Global effort to help address Climate Change by improving Energy Efficiency

Rueil-Malmaison, France, August 8, 2007 – Schneider Electric, a world leader in power and automation solutions for buildings and industry and TAC, its Building Automation Business Unit, today announced that they have joined the *Clinton Climate Initiative (CCI)* in a global effort to help cities around the world improve the energy efficiency of buildings and decrease greenhouse gas emissions.

Through its TAC subsidiary, Schneider Electric's Building Automation Business Unit is a recognized innovator in building management systems and has an unparalleled track record of providing building automation solutions, energy saving retrofits and extended services to thousands of cities around the world. It has helped cities from Anchorage to Zurich save hundreds of millions of dollars in energy savings through guaranteed performance contracts. The U. S. Green Building's Council estimates that commercial office buildings use 20% more energy on average than necessary.

"*Climate change is a global problem that requires local action,*" said President Clinton. "*The business, banks and cities partnering with my foundation are addressing the issue of global warming because it's the right thing to do, but also because it's good for their bottom line. They're going to save money, make money, create jobs and have a tremendous positive impact on climate change.*"

Schneider Electric becomes the sixth world class company selected for this global Energy Efficiency Building Retrofit Program, the first project of CCI's *C40 Large Cities Climate Summit.* The project brings together five of the world's largest banks, and sixteen of the world's largest cities, in a landmark program designed to reduce energy consumption in existing buildings.

"*We will audit buildings, engineer efficiency measures, implement retrofits, provide performance guarantees of energy savings, work on an ongoing basis with CCI to lower total system costs. We will help gain back the wasted resources while at the same time ushering in a new era in social responsibility,*" commented Arne Frank, Executive Vice President Schneider Electric's Building Automation Business Unit.

Jean-Pascal Tricoire, President and CEO of Schneider Electric: "*Schneider Electric has rolled out an action plan to consume better and consume less. Our commitment is to help our customers to make significant improvements in their energy efficiency, whether in their buildings, factories, infrastructures or homes. By joining Clinton Climate Initiative, we affirm our engagement and we participate in the convergence of society's players towards more sustainable development.*"

Some key achievements of 2007:

- Schneider Electric signed the Nicolas Hulot's Ecological Pact and pledges to include most of the 10 proposed objectives in its corporate policy.
- Schneider Electric China joins the Energy Management Company Association (EMCA) and the China Building Electricity Efficiency Committee (CBEEC) in order to respond to the country's

Merlin Gerin
Square D
Telemecanique

Investor Relation
Schneider Electric
Alexandre Brunet
tél. +33 (0)1 41 29 70 71
fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN : FR0000121972

Media Contact
Schneider Electric
Véronique Moine
tél. +33 (0)1 41 29 70 76
fax +33 (0)1 41 29 71 95

Media Contact
DGM
Michel Calzaroni
Olivier Labesse
tél. +33 (0)1 40 70 11 89
fax +33 (0)1 40 70 90 46